SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(A) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: BlackRock Strategic Dividend AchieversTM Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

100 Bellevue Parkway Wilmington, Delaware 19809

Telephone Number (including area code):

Name and address of agent for service of process:

Robert Kapito 40 East 52nd Street New York, New York 10022

With copies of Notices and Communications to:

Michael K. Hoffman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES [X]	NO [ ]

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SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the sole trustee of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of New York and the state of New York on the 23rd day of January, 2004.

[SEAL]

BlackRock Strategic Dividend Achievers Trust (REGISTRANT)

By:	/s/ Anne F. Ackerley

Anne F. Ackerley Sole Trustee

Attest:	/s/ Anne F. Ackerley

:	Anne F. Ackerley Sole Trustee

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